Ballard Announces Additional SDTC Funding to Advance Fuel Cell Modules Used to Power Buses

For Immediate Release – February 15, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced today that it has been awarded approximately C$2.0 million in funding from Sustainable Development Technology Canada (SDTC) for a one-year extension to a project that is furthering commercialization of the Company’s fuel cell power module for use in the transit bus market.

In January 2010, SDTC awarded Ballard up to C$4.8 million for a development project under which Ballard has now completed the design, testing and implementation of new sub-systems for its FCvelocity™-HD6 power module. The project has improved durability and reliability of the power module as well as reducing its cost.

Many of these design improvements were successfully implemented into the BC Transit fuel cell hybrid bus fleet in Whistler, British Columbia, leading to improved overall performance. As a testament to its operation, Whistler’s 20-bus fleet has surpassed the 1.7 million mile (2.8 million kilometre) threshold for revenue service to that community, since entering service in early-2010.

“Our Government is doing its part to encourage innovation and the next wave of clean technologies to help protect our environment and create high-quality jobs,” said the Honourable Joe Oliver, Canada’s Minister of Natural Resources. “Investment in projects such as these demonstrates our leadership in driving a vibrant clean technology industry in Canada.”

Dr. Vicky Sharpe, President and CEO of SDTC said, “These improvements in cost-effectiveness and performance of fuel cell hybrid buses will make them more accessible to public transit authorities in Canada. Since heavy duty diesel vehicles account for almost half of greenhouse gas emissions emanating from Canada’s roads, cleaner buses can be a significant help in improving air quality.”

During the project extension, to run through October 2013, Ballard will focus on standardization of certain product components and optimization of the power module’s balance-of-plant and control systems in order to further reduce cost as well as improve manufacturability of the FCvelocity™-HD6.

Tony Guglielmin, Ballard CFO said, “We appreciate the continued support of the Canadian Federal Government and SDTC which is certainly helping accelerate product cost reductions. In turn, this enables more competitive positioning relative to incumbent diesel buses, which will further the adoption of clean energy fuel cell products for mass transit in Canada, the U.S., Europe and other locations around the globe.”

About Ballard Power Systems

Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Forward-Looking Statements

This release contains forward-looking statements regarding planned development efforts and resulting benefits, including product cost reductions, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information

Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com